Management discussion and analysis of financial
condition and results of operations for the
three and nine month periods ended March 31, 2026

INTRODUCTION

As used in this Management Discussion and Analysis (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Sangoma”, “we”, “us”, or “our” refer to Sangoma Technologies Corporation, together with our subsidiaries, on a consolidated basis as constituted on March 31, 2026. The MD&A is for the three and nine month periods ended March 31, 2026 as compared to the same periods in the previous year. This MD&A should be read in conjunction with Sangoma’s audited annual consolidated financial statements and related notes as at and for the year ended June 30, 2025 (“Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and the interim financial statements for the three and nine month periods ended March 31, 2026, prepared in accordance with IAS 34. All amounts are in thousands of United States dollars except where otherwise indicated.

Additional information about us, including copies of our continuous disclosure materials, is available on our website at www.sangoma.com, through the EDGAR website at www.sec.gov or through the SEDAR+ website at www.sedarplus.ca.

This MD&A is dated as of May 13, 2026.

NON-IFRS MEASURES

This MD&A contains references to certain non-IFRS financial measures such as Adjusted EBITDA and Free Cash Flow. These measures are used by management to evaluate the performance of the Company and do not have any meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures to compare issuers. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. “Adjusted EBITDA” means earnings before income taxes, interest expense (net), share-based compensation, depreciation (including for right-of-use assets), amortization, restructuring and business integration costs, goodwill impairment, change in fair value of consideration payable and loss on sale divestiture of subsidiary. “Free Cash Flow” means cash flows from operating activities less cash used for purchases of property and equipment and capitalized development costs. The reconciliation of the closest IFRS measure to the non-IFRS measure is set out on pages 16 and 18 herein.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, including statements regarding the future success of our business, development strategies and future opportunities. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include, but are not limited to, statements relating to management’s guidance on revenue and Adjusted EBITDA, expectations regarding demand for the Company’s Products and Services, supply chain dynamics, foreign exchange impacts, cash flows, and other statements that are not historical facts. Words such as “believe”, “could”, “plan”, “estimate”, “expect”, “will”, “intend”, “may”, “potential”, “should”, and similar expressions are intended to identify forward-looking statements.

Although Sangoma believes that the expectations reflected in these forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: supply chain disruptions, cost inflation, or shipping delays, the Company’s ability to execute its go-to-market strategy, including expansion of subscription and cloud services, changes in customer demand, churn, or adoption of new technologies, macroeconomic and geopolitical developments, including inflation, interest rates, recessions, political instability, conflicts, trade restrictions, sanctions, or tariffs, foreign exchange fluctuations, cybersecurity risks, evolving regulatory and compliance requirements, and data sovereignty changes, the Company’s ability to attract and retain key employees, changes in technology, including the impacts of artificial intelligence, automation, or other innovations that could alter competitive dynamics; and the risks and uncertainties described in the Company’s most recently filed Annual Information Form for the fiscal year ended June 30, 2025.

Forward-looking statements are based on the opinions, estimates, and assumptions of management as of the date of this press release and are inherently subject to significant business, economic, and competitive uncertainties and contingencies. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions, or expectations upon which they are based will occur. Except as required by applicable securities laws, Sangoma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Sangoma undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by law.

OVERVIEW

Sangoma is a leading business communications platform provider with solutions that include its award-winning UCaaS, CCaaS, CPaaS, and Trunking technologies. The enterprise-grade communications suite is developed in-house; available for cloud, hybrid, or on-premises deployments. Additionally, Sangoma’s integrated approach provides managed services for connectivity, network, and security. A trusted communications partner with over 40 years on the market, Sangoma has over 2.7 million UC seats across a diversified base of over 100,000 customers. Sangoma has been recognized for 11 years in the Gartner UCaaS Magic Quadrant. As the primary developer and sponsor of the open source Asterisk and FreePBX projects, Sangoma is determined to continuously drive innovation in communication technology.

Please refer to the Glossary of Terms for detailed definitions of terms used throughout this MD&A.

Communications Platforms You Can Trust

UC Cloud
UC Hybrid
UC On-Prem
Contact Center
Managed Security
Productivity Apps
Video & Meetings
Managed Networks
Open Source PBX
Team Messaging
Integrations
SIP Trunking
(Retail & Wholesale)
Hardware

Unified Communications

Sangoma’s UC platforms are business communication systems (PBXs with advanced UC features, such as presence/chat, conferencing, mobility, fax, and more) that fully integrate with our phones, soft clients, and network interoperability products.

We build our platforms in-house to provide reliable, affordable Unified Communications services with strong security. This approach reduces third-party vulnerabilities and allows us to swiftly troubleshoot and customize solutions for customers.

Cloud-Based Business Phone Solution (UCaaS)

Sangoma UC Cloud

Our intuitive cloud solutions seamlessly integrate voice, video, messaging, and call center capabilities into a single platform, enhancing productivity and streamlining operations at a fraction of the cost. Experience true white-glove support.

Sangoma UC Hybrid

Our hybrid UCaaS is powered by our unique cloud architecture, which includes our on-premises StarBox® appliance and cloud-based network backbone components. This blend of cloud and on-premises ensures unparalleled scalability, flexibility, and reliability for your business communications. It provides local survivability, multiple failover options (4G LTE / POTS lines) and multi-location flexibility.

On-Premises Business Phone Solution

Sangoma UC Prem

Sangoma also offers the more traditional on-premise UC phone system, giving administrators complete control over updates and integrations, to deploy their business phone system on-premises. Whether deployed on a dedicated appliance or in the customer’s virtual environment, Sangoma provides the power and connectivity customers and partners can trust.

IP DeskPhone, headsets, UC Clients and Softphones

Sangoma offers a variety of IP deskphones and headsets for both cloud and on-premise systems, featuring HD Voice and seamless integration with UC systems. Their headsets support connectivity with phones or computers and allow roaming up to 325 feet. Additionally, Sangoma provides UC Clients and Softphones for making business calls via smartphone or computer, functioning as a primary phone or desk phone extension.

Additional Communications Products

Contact Center as a Service (CCaaS)

Sangoma CX is a cloud-based Contact Center as a Service (CCaaS) solution that enhances customer experience by integrating with UCaaS offerings. It enables businesses to manage inbound interactions across various channels and supports outbound call campaigns. With features like end-to-end encryption, AI automation, and an intuitive interface, it streamlines contact center operations for higher agent productivity and improved customer experience.

Communications Platform as a Service (CPaaS)

Sangoma CPaaS allows developers to create applications with real-time communication features like voice, video, chat, and SMS via the cloud. Sangoma provides a platform for developers and customers to build communication services using voice, APIs, WebRTC, and SMS. To ensure optimal performance, Sangoma offers its own SIP trunking service and sells communication apps based on their CPaaS product.

Video, meetings, and collaboration
Sangoma Meet is our video meetings, cloud-based service accessible from desktop or mobile. It enables file sharing on screen, integrates seamlessly with your calendar, and enables PSTN phone calls. TeamHub is Sangoma’s collaboration platform, which allows users to interact via chatting, calling, and video.

Trunking as a Service (Taas)

SIP trunks provide Internet-based telephony services using existing internet connections, eliminating the need for separate PSTN or digital connections. SIP trunking is increasingly popular for connecting an IP PBX system to a phone company due to cost efficiency and UC features. Sangoma offers two SIP trunking services: Retail SIP Trunking, with predictable monthly costs and easy integration into UC platforms, including a fax service; and Wholesale SIP Trunking, which is usage-based with a larger monthly minimum, suitable for large businesses. Additionally, Sangoma provides FaxStation, a hosted fax service with a telecom appliance for secure fax communication.

MSP Portfolio

Sangoma’s cloud-based Managed Service Provider (MSP) offerings deliver essential communication services that businesses rely on, enhancing our comprehensive suite of Communications as a Service solutions. This MSP product line is founded on a seamlessly integrated, enterprise-grade, end-to-end managed network, all backed by a dedicated 24/7 team of expert network engineers.The current MSP offering includes: SD-WAN, Internet, VPN, 5G, and WiFi access points. Sangoma also provides Managed Security solutions, which include anti-spam & antivirus, VPN, content filtering, data protection, and interaction detection.

Hardware

Sangoma provides network interconnection products that seamlessly link various types of networks. These products enable the connection of VoIP networks to PSTN, mobile networks, or even to other VoIP networks, ensuring versatile and efficient communication.

Sangoma provides solutions for secure and interoperable VoIP network connections, including Session Border Controllers (SBCs) and VoIP gateways. SBCs manage security and connectivity between various networks, available as hardware, software, or hybrid solutions. VoIP gateways facilitate voice traffic between VoIP and traditional PSTN networks. Additionally, Sangoma offers PSTN interface and media processing boards for developers needing to connect to the PSTN, maximizing flexibility and compatibility in various environments. All products have broad interoperability certifications.

Open-Source Software Products

Sangoma is the main developer and sponsor of the Asterisk project, the most widely used open-source communications software, and the FreePBX project, the most popular open-source PBX software. Sangoma also provides revenue-generating products and services beyond these open-source projects. These include software add-ons, IP phones, SIP trunking, cloud-based fax, training, technical support, maintenance, PSTN cards, VoIP gateways, session border controllers, and commercial versions of the PBX/UC software.

OVERALL PERFORMANCE

Operational

Sangoma is a trusted leader in developing technology platforms for essential business communications. Customers include companies in the SMB, mid-market and enterprise spaces looking for all the advantages of cloud-based communications at a fair price. Sangoma offers a wide range of products to complement its services, delivering high-quality solutions through a global network of partners and distributors.

Sangoma has always been operated and managed as a single economic entity. There is one management team that directs the activities of all aspects of the Company and it is managed globally by our executive team. As a result, we believe that we have one reporting segment, being the consolidated Company. Over time, this may change as the Company grows and when this occurs, we will reflect the change in our reporting practice.

Revenue

Sangoma generates revenue from both Services and Products. Our Services revenue is generated primarily from customers entering recurring revenue agreements for services such as our UCaaS platforms and MSP services. Product revenues are comprised of the sale of products and services that generate non-recurring revenue, including our UC on-prem platform and hardware.

Innovation

Sangoma is committed to advancing its AI capabilities by investing in and developing its proprietary AI platform and collaborating with leading third-party AI platforms.

By building on top of our existing CPaaS offerings and leveraging the low code/no code Studio workflow engine, we are delivering innovative Voice AI and Knowledge AI (RAG) Agent solutions that seamlessly integrate with our existing Cloud, Hybrid, and Prem products and services.

This approach ensures that our partners and customers benefit from both our in-house expertise and the broader AI ecosystem, enhancing their operations with cutting-edge, AI-driven services and insights.

Sales and marketing

Over the past year, Sangoma has undergone a transformation in its go-to-market strategy. We’ve embarked on a brand revitalization program with a strong focus on our digital properties, including new company positioning and refined messaging that reflects who we are as a company. We have established continuous education and training programs in collaboration with distributors and partners. Additionally, we have forged robust partnerships with key Technology Services Distributors (TSDs) like Telarus, Avant, App Direct, Intelisys, Jenne, and ScanSource to grow our business nationwide through the channel.

Sales

Sangoma utilizes a 100% channel-driven 'go to market' strategy, collaborating with diverse partners and market influencers. Our network includes individual agents, large technology service distributors (TSDs), and both national and regional distributors. Our customers span from mid-market enterprises needing distributed solutions to smaller SMBs that rely on our partners for digital infrastructure strategies.

Sangoma thrives in several sectors, notably healthcare, retail, and service providers. Through the Pinnacle Channel Partner Program, we offer extensive support to our partners, enabling them to deliver Sangoma's essential communication platform solutions to their end users. This support includes formal lead registration, training, quoting assistance, co-marketing efforts, and competitive commission structures and incentives.

Marketing

Sangoma's marketing goals are seamlessly aligned with its business objectives, which focus on driving revenue growth and delivering value to stakeholders. We also recognize the importance of increased brand visibility, recognition, and trust within the channel partner community and among end users.

Four key pillars anchor our marketing transformation: brand development and perception, channel marketing and enablement, lead generation, and fostering a culture of innovation and process efficiency.

For brand development, Sangoma has clarified its position as a leader in the communications industry, known for developing essential communication platforms with in-house software for all UC deployment types. This is complemented by offerings such as SIP trunking, hardware, managed services, and managed security.

Channel marketing and enablement are crucial for Sangoma, as we are dedicated to supporting our channel partners and distributors. Our multichannel strategy includes large and small events, webinars, trainings, online advertising, email marketing, public relations, promotional programs, and discounts.

In lead generation, our goal is to deliver more qualified leads to our partners, utilizing both outbound and inbound strategies. These are multichannel efforts targeting our Ideal Customer Profile with key messages about our solutions. Tactics include email, calls, content marketing, online advertising, social media, and public relations.

Lastly, cultivating a strong culture of trust and rapid experimentation, combined with robust CRM and email automation processes, is vital to our marketing transformation.

RESULTS OF OPERATIONS

All amounts are in thousands of United States dollars except where otherwise indicated.

SUMMARY

The following table outlines our unaudited condensed consolidated interim statements of loss and comprehensive loss for the periods indicated:

	Three month periods ended March 31				Nine month periods ended March 31
	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%
Revenue	50,995	58,067	(7,072)	(12)%	153,263	177,330	(24,067)	(14)%
Cost of sales	14,634	18,028	(3,394)	(19)%	41,851	55,622	(13,771)	(25)%
Gross profit	36,361	40,039	(3,678)	(9)%	111,412	121,708	(10,296)	(8)%
Expenses
Sales and marketing	12,466	12,949	(483)	(4)%	36,943	38,104	(1,161)	(3)%
Research and development	10,771	10,466	305	3%	32,496	32,131	365	1%
General and administration	7,266	8,991	(1,725)	(19)%	23,319	29,126	(5,807)	(20)%
Amortization of intangible assets	7,974	8,199	(225)	(3)%	24,138	24,596	(458)	(2)%
Interest expense (net)	450	871	(421)	(48)%	1,575	3,354	(1,779)	(53)%
Restructuring and business integration costs	355	272	83	31%	1,057	514	543	106%
Loss before income tax	(2,921)	(1,709)	(1,212)	71%	(8,116)	(6,117)	(1,999)	33%
Provision for income taxes
Current	29	1,092	(1,063)	(97)%	789	2,466	(1,677)	(68)%
Deferred	(615)	(1,373)	758	(55)%	(2,237)	(3,364)	1,127	(34)%
Net loss	(2,335)	(1,428)	(907)	64%	(6,668)	(5,219)	(1,449)	28%
Other comprehensive income (loss)
Items to be reclassified to net income (loss)
Loss in fair value of interest rate swaps, net of tax	(24)	(112)	88	(79)%	(145)	(510)	365	(72)%
Foreign currency translation gain	213	—	213	100%	110	—	110	100%
Comprehensive loss	(2,146)	(1,540)	(606)	39%	(6,703)	(5,729)	(974)	17%
Loss per share
Basic and diluted	$(0.07)	$(0.04)	$(0.03)	75%	$(0.20)	$(0.16)	$(0.04)	25%
Weighted average shares outstanding (thousands)
Basic and diluted	33,153	33,437	(285)	—	33,227	33,522	(295)	(1)%

REVIEW OF OPERATIONS

The Company’s results include VoIP Supply, LLC (“VS”) as the Company owned and operated VS for the entirety of Fiscal 2025. To facilitate comparability, Sangoma has also provided certain supplemental metrics—such as revenue, cost of sales, gross profit and margin, and Adjusted EBITDA—excluding VS, as further described within the MD&A.

Revenue Product vs Service

	Three month periods ended March 31				Three month periods ended December 31,			Nine month periods ended March 31
	2026	2025	Change	Change	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	%	$	$	$	%
Service revenue	$46,775	48,543	(1,768)	(4)%	47,579	(804)	(2)%	141,232	147,043	(5,811)	(4)%
% of total revenue	92%	84%		8%	92%		—%	92%	83%		9%
Product revenue	$4,220	$9,524	$(5,304)	(56)%	3,871	349	9%	12,031	30,287	(18,256)	(60)%
% of total revenue	8%	16%		(8)%	8%		—%	8%	17%		(9)%
Total revenue	$50,995	$58,067	$(7,072)	(12)%	51,450	(455)	(1)%	153,263	177,330	(24,067)	(14)%

Quarterly Comparison

Service revenue for the third quarter of fiscal 2026 was $46,775 at 92% of total revenue, slightly lower compared to $48,078 at 93% of total revenue in the equivalent quarter of the prior year without VS. On a quarter-over-quarter basis, Service revenue was 2% lower compared to $47,579 in the second quarter of fiscal 2026. The decrease was primarily from cloud services revenue.

Product revenue for the third quarter of fiscal 2026 was $4,220 compared to $3,723 of Product revenue without VS in the equivalent quarter of the prior year. On a quarter-over-quarter basis, Product revenue was up 9% compared to $3,871 in the second quarter of fiscal 2026. The increase was primarily due to large customer orders of phones.

Total revenue for the third quarter of fiscal 2026 was $50,995, lower as compared to $51,801 of total revenue in the equivalent quarter of the prior year without VS. On a quarter-over-quarter basis, total revenue was lower compared to $51,450 in the second quarter of fiscal 2026. Revenue mix for the quarter was in line with the Company’s expectations.

YTD Comparison

For the first three quarters of fiscal 2026, Service revenue was $141,232 at 92% of total revenue, lower compared to $145,591 at 93% of total revenue in the the same period a year ago without VS. The decline in Service revenue was primarily the result of longer sales cycles for larger deals.

For the first three quarters of fiscal 2026, Product revenue was $12,031 at 8% of total revenue, higher compared to $11,412 at 7% of total revenue in the the same period a year ago without VS. The increase was the result of a higher attachment rate of product sales to larger sales deals during fiscal 2026.

Cost of sales and gross profit

	Three month periods ended March 31				Three month periods ended December 31,			Nine month periods ended March 31
	2026	2025	Change	Change	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	%	$	$	$	%
Cost of sales	14,634	18,028	(3,394)	(19)%	13,204	1,430	11%	41,851	55,622	(13,771)	(25)%
Gross profit	36,361	40,039	(3,678)	(9)%	38,246	(1,885)	(5)%	111,412	121,708	(10,296)	(8)%
Gross margin	71%	69%		2%	74%		(3)%	73%	69%		4%

Quarterly Comparison

Cost of sales for the third quarter of fiscal 2026 was $14,634 compared to $12,945 without VS in the equivalent quarter of the prior year. On a quarter-over-quarter basis, cost of sales was higher compared to $13,204 in the second quarter of fiscal 2026 as the Company saw an increase in Product revenue.

Gross profit and margin for the third quarter of fiscal 2026, were $36,361 and 71% respectively, lower than $38,856 and 75% in the equivalent quarter of the prior year without VS. This change was driven mainly by an increase in the Company’s lower margin TaaS revenue and increase in Product sales. On a quarter-over-quarter basis, gross profit was lower compared to $38,246 and 74% in the second quarter of fiscal 2026. The decrease was primarily the result of higher Product revenue which normally has a higher cost of sales.

YTD Comparison

For the first three quarters of fiscal 2026, cost of sales was $41,851, higher compared to $39,031 in the same period a year ago without VS.

For the first three quarters of fiscal 2026, gross profit and margin were $111,412 and 73%, compared to $117,972 and 75% in the same period a year ago without VS.

Expenses

Costs are allocated to four main categories as follow:

	Three month periods ended March 31				Three month periods ended December 31,			Nine month periods ended March 31
	2026	2025	Change	Change	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	%	$	$	$	%
Sales and marketing	12,466	12,949	(483)	(4)%	12,752	(286)	(2)%	36,943	38,104	(1,161)	(3)%
Research and development	10,771	10,466	305	3%	10,412	359	3%	32,496	32,131	365	1%
General and administration	7,266	8,991	(1,725)	(19)%	8,807	(1,541)	(17)%	23,319	29,126	(5,807)	(20)%
Amortization of intangible assets	7,974	8,199	(225)	(3)%	7,992	(18)	—%	24,138	24,596	(458)	(2)%

Sales and marketing

Quarterly Comparison

Sales and marketing expense was $12,466 for the third quarter of fiscal 2026, decreased by 4% from the $12,949 incurred in the equivalent quarter of the prior year, at 24% of revenue compared to 22% the same quarter a year ago. The decrease was mainly attributed to continuing efforts to refine and focus the marketing efforts with our Go-To-Market strategy. The increase as a percentage of revenue reflects the decline in total revenue rather than an increase in spending, as absolute costs decreased in both the quarter and year-to-date periods. On a quarter-over-quarter basis, sales and marketing decreased by 2% compared to $12,752 in the second quarter of fiscal 2026 in line with the Company’s Go-To-Market efforts, and marketing resources focused on lead generation.

YTD Comparison

Consistent with the results in the second quarter, for the first three quarters of fiscal 2026, sales and marketing expense was $36,943 decreased from the $38,104 in the equivalent period of the prior year, at 24% of revenue compared to 21% of revenue a year ago.

Research and development

A portion of the Company’s R&D costs are capitalized each period and amortized on a straight-line basis over three years (see the audited consolidated financial statements and related notes for the fiscal year ended June 30, 2025, available at www.sedarplus.ca and www.sec.gov).

Quarterly Comparison

The research and development costs incurred and amortized during the third quarter of fiscal 2026 were $10,771 up 3% from the $10,466 incurred in the equivalent quarter of the prior year, at approximately 21% of revenue compared to 18% a year ago. On a quarter-over-quarter basis, research and development up 3% compared to $10,412 in the second quarter of fiscal 2026, at approximately 20% of revenue.

YTD Comparison

For the first three quarters of fiscal 2026, the research and development cost was $32,496, up from the $32,131 in the equivalent period of the prior year, at approximately 21% of revenue compared to 18% a year ago. The increase was mainly due to higher amortization of development costs, which is from the capitalization of those costs relating to new products and services.

For the quarter ended March 31, 2026, the Company did not have any significant projects that have not yet generated revenue, nor did it have any products or services that are not fully developed, and which are material to the Company, therefore no impairment was assessed on any projects.

General and administration

Quarterly Comparison

During the third quarter of fiscal 2026, general and administration expenses were $7,266 at approximately 14% of revenue, which decreased by 19% from the $8,991 at approximately 15% of revenue in the equivalent quarter of the prior year. The decrease is due to the Company’s ongoing cost savings initiatives. On a quarter-over-quarter basis, general and administration decreased by 17% compared to $8,807 in the second quarter of fiscal 2026, relating to continuous and focused cost initiatives and prudent cost management.

YTD Comparison

For the first three quarters of fiscal 2026, general and administration expenses were $23,319, decreased by 20% compared to the $29,126 in the equivalent period of the prior year, at approximately 15% of revenue compared to 16%, respectively. This decrease in the Company’s general and administration spending is primarily a result of savings and prudent and careful management of overhead costs.

Amortization of intangible assets

Quarterly Comparison

Amortization of intangible assets was $7,974 for the third quarter of fiscal 2026, decreased by 3% compared to the $8,199 incurred in the equivalent quarter of the prior year, at approximately 16% of revenue compared to 14%, respectively. On a quarter-over-quarter basis, Amortization of intangible assets was slightly lower compared to $7,992 in the second quarter of fiscal 2026.

YTD Comparison

For the first three quarters of fiscal 2026, it was $24,138, decreased by 2% compared to the $24,596 in the equivalent period of the prior year, at approximately 16% of revenue compared to 14%, respectively.

Other expenses are allocated as follow:

	Three month periods ended March 31				Three month periods ended December 31,			Nine month periods ended March 31
	2026	2025	Change	Change	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	%	$	$	$	%
Interest expense (net)	450	871	(421)	(48)%	476	(26)	(5)%	1,575	3,354	(1,779)	(53)%
Restructuring and business integration costs	355	272	83	31%	139	216	155%	1,057	514	543	106%

Interest expense (net)

Quarterly Comparison

Net interest expense was $450 for the third quarter of fiscal 2026, a savings of $421 from the $871 incurred in the equivalent quarter of the prior year. The savings of 48% on the interest expense was primarily driven by the quarterly repayments of the term loans, the repayments of the first term loan and revolving credit facility in full, and interest income from its liquidable money market deposit account. On a quarter-over-quarter basis, net interest expense decreased by 5% compared to $476 in the second quarter of fiscal 2026.

YTD Comparison

For the first three quarters of fiscal 2026, it was $1,575, decreased by 53% from the $3,354 in the equivalent period of the prior year. The savings of $1,779 in interest expense is as a result of lower interest rates and the repayments of $15,450 in the term loans in the first three quarters of fiscal 2026. As at March 31, 2026, the total outstanding debt decreased to $32,450 from $47,900 as at June 30, 2025.

Restructuring and business integration costs

Quarterly Comparison

The restructuring cost was $355 for the third quarter of fiscal 2026 compared to $272 incurred in the equivalent quarter of the prior year, and $139 in the second quarter of fiscal 2026.

YTD Comparison

For the first three quarters of fiscal 2026, the restructuring cost was $1,057, up from the $514 in the equivalent period of the prior year. These costs are directly related to actions taken as to better align resources with strategic priorities.

Net loss

Quarterly Comparison

Net loss for the third quarter of fiscal 2026 was $2,335 ($0.07 loss per share fully diluted), compared to a net loss of $1,428 ($0.04 loss per share fully diluted) incurred in the equivalent quarter of the prior year.

YTD Comparison

For the first three quarters of fiscal 2026, it was a net loss $6,668 ($0.20 loss per share fully diluted), compared to a net loss of $5,219 ($0.16 loss per share fully diluted), in the equivalent period of the prior year.

Adjusted EBITDA
The derivation of Adjusted EBITDA and the reconciliation of net loss to Adjusted EBITDA for the comparable periods are shown in the table below.

	Three month periods ended March 31				Nine month periods ended March 31
	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%
Net loss	(2,335)	(1,428)	(907)	64%	(6,668)	(5,219)	(1,449)	28%
Tax recovery	(586)	(281)	(305)	109%	(1,448)	(898)	(550)	61%
Interest expense (net)	450	871	(421)	(48)%	1,575	3,354	(1,779)	(53)%
Share-based compensation	431	517	(86)	(17)%	1,790	2,283	(493)	(22)%
Depreciation of property and equipment	820	982	(162)	(16)%	2,529	3,073	(544)	(18)%
Depreciation of right-of-use assets	366	640	(274)	(43)%	1,134	1,971	(837)	(42)%
Amortization of intangibles	7,974	8,199	(225)	(3)%	24,138	24,596	(458)	(2)%
Restructuring and business integration costs	355	272	83	31%	1,057	514	543	106%
Adjusted EBITDA	7,475	9,772	(2,297)	(24)%	24,107	29,674	(5,567)	(19)%
AEBITDA as a % of revenue	15%	17%		(2)%	16%	17%		(1)%

Quarterly Comparison

Adjusted EBITDA for the third quarter of fiscal 2026 was $7,475, lower than the $9,772 in the equivalent quarter of the prior year, at 15% and 17% of revenue in each period respectively.

YTD Comparison

For the first three quarters of fiscal 2026, it was $24,107 lower than the $29,674 incurred in equivalent period of the prior year. Adjusted EBITDA in terms of percentage of revenue at 16% slightly lower than the Company’s expectation.

QUARTERLY RESULTS OF OPERATIONS
Selected financial information over the prior eight quarters is shown in the table below.

	Fourth	First	Second	Third	Fourth	First	Second	Third
	quarter	quarter	quarter	quarter	quarter	quarter	quarter	quarter
	2024	2025	2025	2025	2025	2026	2026	2026
Revenue	$60,934	$60,150	$59,113	$58,067	$59,362	$50,818	$51,450	$50,995
Gross Profit	$41,807	$41,181	$40,488	$40,039	$40,041	$36,805	$38,246	$36,361
Operating Expenses[1]	$41,600	$42,056	$41,296	$40,605	$39,063	$38,456	$39,963	$38,477
Net (loss) income	$(1,708)	$(1,910)	$(1,881)	$(1,428)	$209	$(2,337)	$(1,996)	$(2,335)
Earnings (loss) per share - basic	$(0.05)	$(0.06)	$(0.06)	$(0.04)	$0.01	$(0.07)	$(0.06)	$(0.07)
Earnings (loss) per share - diluted	$(0.05)	$(0.06)	$(0.06)	$(0.04)	$0.01	$(0.07)	$(0.06)	$(0.07)
Free Cash Flow	$8,305	$10,012	$9,786	$8,355	$4,794	$3,230	$8,038	$3,577
Free Cash Flow per share - basic	$0.25	$0.30	$0.29	$0.25	$0.14	$0.10	$0.24	$0.11
Free Cash Flow per share - diluted	$0.25	$0.30	$0.29	$0.25	$0.14	$0.10	$0.24	$0.11
Adjusted EBITDA	$11,110	$9,814	$10,088	$9,772	$11,361	$8,297	$8,335	$7,475
AEBITDA as a % Revenue	18%	16%	17%	17%	19%	16%	16%	15%
AEBITDA as a % Revenue quarterly change		(2)%	1%	—%	2%	(3)%	—%	(1)%

1 Operating Expenses consist of sales and marketing, research and development, general and administration and amortization of intangible assets.

Sales and Net Loss by Quarter

As indicated in Fiscal 2025, the Company recently completed a comprehensive transformation of its go-to-market approach, which, while necessary for long-term scalability, contributed to extended sales cycles particularly for larger enterprise accounts and temporarily delayed revenue growth. With this foundational work now complete, the Company has shifted its focus to revenue generation and customer acquisition in fiscal 2026, with sequential quarterly growth forecasted beginning in the second fiscal quarter. The Company achieved sequential revenue growth from Q1 to Q2 of fiscal 2026, consistent with its expectations. In Q3, macro factors, including softer international demand, resulted in lower-than-anticipated sequential revenue, partially offsetting the progress made earlier in the year. The cost-savings initiatives have helped maintain Adjusted EBITDA margin within the range of 15-19% over the past eight quarters. Services revenue continues to account for the majority of total revenue at 92% this quarter, and the Company did see an uptick in Product sales partially offset the decrease in Service revenue.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2026, the Company had current assets of $40,687 and current liabilities of $45,302, compared with $42,622 and $49,476 at June 30, 2025, respectively. The decrease in current assets is mainly due to inventories, trade and other receivables, while the decrease in current liabilities is primarily due to sales tax payable and contract liabilities.

Cash of $15,195 on March 31, 2026 was 13% higher than the $13,494 on June 30, 2025. The Company used a portion of its cash to continue servicing the debts and buyback of common shares. During the first three quarters of fiscal 2026, the Company repaid $15,450 in term loan payments compared to $16,175 in term loan and $8,600 in revolving credit facility in fiscal 2025. As at March 31, 2026, the total outstanding debt was reduced 39% to $32,450 from $53,050 as at March 31, 2025, and reduced 32% from $47,900 as at June 30, 2025.

Trade receivables of $9,654 on March 31, 2026, were lower than the $10,631 on June 30, 2025. The proceeds of $4,500 for the sale of VoIP Supply LLC included in the other receivables on June 30, 2025 was received in the first quarter of fiscal 2026.

Inventories of $7,348 on March 31, 2026, were $879 lower than the $8,227 on June 30, 2025 due to the Company continuing to focus on selling existing inventories first while managing new purchases.

The Company’s net cash flows from operating activities in the third quarter of fiscal 2026 was $5,975, lower than the $10,620 incurred in the equivalent quarter of the prior year. Net cash provided by operating activities as a percentage of Adjusted EBITDA for the third quarter of fiscal 2026 was 80% compared to 109% in the equivalent quarter of the prior year and below the Company's previously stated expectation of 90%–100%. The shortfall relative to the prior expectation was primarily driven by increased cash taxes, investment in working capital this quarter and by lower-than-anticipated revenue, compressed gross margins resulting from softer international demand and the impact of current macroeconomic conditions in the quarter.

The Company’s net cash flows from operating activities in the first three quarters of fiscal 2026 was $21,044, lower than the $34,660 incurred in the equivalent period of the prior year. Net cash provided by operating activities as a percentage of Adjusted EBITDA for the first three quarters of fiscal 2026 was 87% compared to 117% in the equivalent period of the prior year.

Free Cash Flow

The derivation of Free Cash Flow and the reconciliation of net cash from operating activities to Free Cash Flow for the comparable periods are shown in the table below.

	Three month periods ended March 31				Nine month periods ended March 31
	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%
Net cash provided by operating activities	5,975	10,620	(4,645)	(44)%	21,044	34,660	(13,616)	(39)%
Purchase of property and equipment	(900)	(622)	(278)	45%	(1,563)	(1,569)	6	—%
Development costs	(1,498)	(1,643)	145	(9)%	(4,636)	(4,938)	302	(6)%
Free Cash Flow	3,577	8,355	(4,778)	(57)%	14,845	28,153	(13,308)	(47)%
Free Cash Flow per share - basic & diluted	$0.11	$0.25	$(0.14)	(57)%	$0.45	$0.84	$(0.39)	(47)%
Weighted average shares outstanding - basic & diluted	33,153	33,437	-284	(1)%	33,227	33,522	-295	(1)%

Free Cash Flow for the third quarter of fiscal 2026 was $3,577 ($0.11 per share fully diluted), lower than the $8,355 ($0.25 per share fully diluted) incurred in the equivalent quarter of the prior year.

For the first three quarters of fiscal 2026, it was $14,845 ($0.45 per share fully diluted) compared to $28,153 ($0.84 per share fully diluted) in the equivalent period of the prior year.

Credit Facility

On October 18, 2019, the Company entered into a new credit agreement (the “Original Credit Agreement”) in favour of its subsidiaries, Sangoma Technologies Inc. and Sangoma US Inc. (the “Borrowers”) with inter alia The Toronto-Dominion Bank and The Bank of Montreal, as lenders (the “Lenders”). Under the terms of the Original Credit Agreement, the Lenders provided the Borrowers with a term loan facility to refinance the Company’s existing credit facilities and to fund part of the purchase of Voip Innovation Acquisition.

On March 31, 2021, the Company entered into an amended and restated credit agreement (the “Amended and Restated Credit Agreement”) which amended and restated the Original Credit Agreement to allow the Company to fund part of the StarBlue Acquisition.

On March 28, 2022, the Company entered into the Second Amended and Restated Credit Agreement (the “Second Amended and Restated Credit Agreement”) which amended and restated the Amended and Restated Credit Agreement to allow the Company to fund part of the NetFortris Acquisition. The Second Amended and Restated Credit Agreement is comprised of: (i) a $6,000 revolving credit facility, (ii) a $21,750 term credit facility, which was used to partially fund the Voip Innovation Acquisition (iii) a $52,500 term credit facility, which was used to partially fund the StarBlue Acquisition, (iv) a $45,000 term credit facility, which was used to partially fund the NetFortris Acquisition (the “Term 3 Facility”), and (v) a $1,500 swingline credit facility.

On June 28, 2022, the Company entered into the first amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments and to amend the amount of the Term 3 Facility quarterly principal installments.

On October 19, 2022 and January 31, 2023 the Company drew down $3,000 and $2,300 from the revolving credit facility, respectively which were fully repaid on June 28, 2024.

On April 6, 2023 the Company entered into a second amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments and to amend the amount of the revolving credit facility from $6,000 to $20,000 and the amount of the swingline credit facility from $1,500 to $5,000. Both the first term loan and the the revolving credit facility were fully repaid in fiscal 2025.

On June 4, 2024, the Company entered into the third amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments. As at March 31, 2026, the total debt outstanding is $32,450 compared to $53,050 as at March 31, 2025 and $47,900 as at June 30, 2025.

Under its Second Amended and Restated Credit Agreement with its lenders, the Company must satisfy certain financial covenants, principally in respect of total funded debt to earnings before interest, taxes and amortization, and debt service coverage ratio. As at March 31, 2026, the Company was in compliance with all covenants related to its Credit Agreement.

CONTRACTUAL OBLIGATIONS

The following table shows the movement in contractual liabilities from July 1, 2025 to March 31, 2026:

$
Opening balance, July 1, 2024	12,654
Revenue deferred during the period	36,627
Deferred revenue recognized as revenue during the period	(39,549)
Ending balance, June 30, 2025	9,732
Revenue deferred during the period	84,523
Deferred revenue recognized as revenue during the period	(88,094)
Ending balance, March 31, 2026	6,161

Contract liabilities - Current	3,482
Contract liabilities - Non-current	2,679
6,161

Commitments

The table below outlines our contractual commitments as of March 31, 2026:

	within 12 months	13-24 months	25-36 months	>36 months	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	17,291	—	—	—	17,291
Sales tax payable	1,919	—	—	—	1,919
Operating facility and loans	20,600	11,850	—	—	32,450
Lease obligations on right of use assets	1,773	1,416	1,180	3,602	7,971
Other non-current liabilities	—	—	—	1,708	1,708
	41,583	13,266	1,180	5,310	61,339

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of Sangoma.

RELATED PARTY TRANSACTIONS

Except as disclosed in the notes to the consolidated financial statements, the Company is not party to any material transactions with related parties.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. All significant estimates and critical judgments, estimates, and assumptions are described in Note 3 of the Company’s Financial Statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair values of the cash and cash equivalents, trade and other receivables, contract assets, other current assets, accounts payable and accrued liabilities, approximate their carrying values due to the relatively short-term nature of these financial instruments or as these financial instruments are fair valued at each reporting period. The fair values of operating facility and loans approximate their carrying values due to variable interest loans or fixed rate loan, which represent market rate. Derivative assets and liabilities and consideration payable are recorded at fair value. Further details relating to our financial instruments, the risks associated with the financial instruments and how we manage those risks, are described in Note 4 of the Company’s Financial Statements.

SIGNIFICANT EVENTS

Normal Course Issuer Bid

On March 25, 2025, the Company announced its intention to make an Normal Course Issuer Bid (“NCIB”) with respect to its Shares. Pursuant to the NCIB, during the 12-month period commencing March 27, 2025 and ending no later than March 26, 2026, the Company was authorized to purchase up to 1,679,720 shares, representing 5% of the total number of 33,594,409 shares outstanding as of March 17, 2025, through the facilities of the TSX, the Nasdaq Global Select Market or alternative Canadian trading systems.

Under the term of the NCIB, during the three and nine month periods ended March 31, 2026, the Company purchased a total of 195,949 common shares (March 31, 2025 – 26,558) at an average price of $5.02 per share (March 31, 2025 - $4.43), for total consideration of $985 (March 31, 2025 - $118). During the nine month period ended March 31, 2026, the Company cancelled a total of 270,694 (March 31, 2025 – 17,529) common shares including 195,949 purchased in fiscal 2026 and 74,745 purchased at the end of fiscal 2025. the Company recorded a total reduction of $1,028 (March 31, 2025 - $78) in share capital for the value of the common shares settled and cancelled in the periods.

Subsequent to the quarter end, on April 1, 2026, the TSX accepted the Company's notice to renew its NCIB for a further 12-month period commencing April 6, 2026 and ending no later than April 5, 2027, under which the Company may purchase up to 1,663,939 Shares, representing approximately 5% of the 33,278,790 Shares outstanding as of March 24, 2026, through the facilities of the TSX, the Nasdaq Global Select Market, or alternative Canadian trading systems. The Company has not yet purchased any shares under the current NCIB.

OUTSTANDING SHARE INFORMATION

We are currently authorized to issue an unlimited number of common shares. As of the date hereof, 33,278,790 common shares, 243,005 stock options and 1,600,610 share units are issued and outstanding.

GUIDANCE

Guidance for Fiscal 2026

Sangoma provided guidance for Fiscal 2026 on September 17, 2025, which it reaffirmed on November 5, 2025. That guidance included total revenue in the range of $200 - $210 million, with sequential growth expected in the second quarter of Fiscal 2026, and an Adjusted EBITDA² margin in the range of 17%-19%, inclusive of incremental go-to-market investments to stimulate organic growth. Sangoma narrowed its Fiscal 2026 guidance on February 4, 2026, providing total revenue in the range of $205–$208 million and an Adjusted EBITDA² margin in the range of 17-18%.

In light of shifts in revenue timing, product mix, and current macroeconomic conditions, Sangoma is revising its Fiscal 2026 guidance as follows:

Total revenue: $204 – $205 million
Adjusted EBITDA² margin: 15%–16%

Our guidance is based on the Company’s assessment of numerous material assumptions, including but not limited to the following:

Operational & Supply Chain
•The Company’s ability to effectively manage ongoing supply chain dynamics, including securing necessary electronic components and parts, contract manufacturers delivering finished products on schedule, and no material increases in the cost of components, labor, or logistics.
•Shipping lanes and freight services remaining available without significant delay or cost escalation.
•Tariffs, trade restrictions, and import duties applicable to the Company's hardware products manufactured outside the United States and imported for sale in the US market not increasing materially beyond current levels, and no introduction of new trade restrictions or regulatory barriers that would further impact the Company's hardware cost structure, product pricing, or demand environment.
Go-to-Market & Revenue
•The successful execution of the Company’s go-to-market transformation and related initiatives, including expansion of sales capacity, improved channel enablement, and increasing customer adoption of subscription-based services.
•Revenue trends consistent with those observed in Fiscal 2025 to date, adjusted for anticipated market conditions in Fiscal 2026.
•Continued customer demand for both Services and Products, supported by stable renewal rates, new logo acquisition, and expansion within the existing customer base.
•The Company’s internal sales force and channel partners delivering forecasted revenue in line with management expectations.
•International revenue remaining stable and not subject to material disruption as a result of ongoing geopolitical conflicts, including instability in the Middle East and surrounding regions, which has introduced uncertainty in certain international markets and may affect customer purchasing decisions, deal timing, and the Company's ability to close opportunities in affected geographies.
Market & Macroeconomic Environment
•Continued expansion of the global UCaaS and cloud communications markets, supported by ongoing digital transformation and hybrid work adoption.
•General macroeconomic conditions not deteriorating beyond currently anticipated levels, including inflation, interest rates, recessions, geopolitical conflicts, political instability, or government fiscal constraints.
Customers & Ecosystem
•Customers maintaining their business operations and technology investment levels without significant disruption that would materially reduce demand for the Company’s Products or Services.
•Stable or growing demand from key verticals, including SMB, enterprise, and channel-driven markets.
•The ability of customers and partners to adapt to evolving regulatory, security, and compliance requirements without negatively impacting purchase cycles.
Currency & Financial
•Foreign exchange rates remain within a range that does not materially impact reported results.
•Access to capital and credit markets remains available on reasonable terms, with no material change in financing costs.
Talent & Execution
•The Company’s continued ability to attract, develop, and retain key employees necessary to support growth and innovation.
•No significant labor disruptions, attrition spikes, or challenges in securing specialized talent in technology, sales, or operations.
•Execution of planned product roadmaps and technology enhancements on time and within budget.

CONTROLS AND PROCEDURES

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining (i) disclosure controls and procedures, and (ii) adequate internal control over financial reporting (“ICFR”) (as defined under applicable Canadian securities laws and by the United States Securities and Exchange Commission (“SEC”) in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for the company to ensure that (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer and oversight of the Board of Directors evaluated the effectiveness of our ICFR as of March 31, 2026 against the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon the evaluation, management has concluded that the Company’s disclosure controls and procedures and ICFR were effective.

During the third quarter ended March 31, 2026, we continued to roll out our new ERP system in stages to improve the efficiency and consistency of our financial processes. As part of this rollout, we made related updates to certain ICFR. We are monitoring the transition closely and do not believe these changes have materially affected, or are reasonably likely to materially affect our ICFR.

GLOSSARY OF TERMS

Analog
Analog telephony is the telephone system that dates back to the original experiments by Alexander Graham Bell. The voice signal is picked up by a microphone and transmitted to the central office. Voice signals from the central office consist of voltages that drive a headset to produce sound. Analog means that the voice pressure signals are represented by voltages levels on the line.

API
Application Program Interface: An API is a purpose-built interface that allows fourth party software to interact with a particular application. A typical API is the user interface for Windows that allows programmers to write programs for Windows that use all its built-in utilities. APIs do not depend on revealing source code, in general. They are usually well documented and include sample programs that make development easy.

Codec
In the telephony context a codec is a mechanism of digitally encoding voice. On the PSTN a voice channel takes up 64kbps in a codec standard called G.711. Cell phones use a codec called GSM that compresses the voice further so that a GSM call consumes about 24kbps. Other compressed codecs are used in VoIP to conserve bandwidth. These include standards such as G.729, G.723. Most audio codecs are lossy, in that some of the voice quality is degraded by the compression. On the other hand, as bandwidth becomes cheaper, VoIP allows one to use other codecs that in fact use more bandwidth than the PSTN, the so-called broadband codecs that have DVD-like voice quality.

Digital telephony
In the modern PSTN only the “last mile” line to the customer is still analog, all other internal parts of the network are digital. Digital in this case means that at the central office the analog signal from the subscriber’s telephone is sampled digitally, converting the line voltages to a series of numbers that can be easily transmitted error free over long distances. See T1, E1 below.

DID
Direct Inward Dialing (“DID”) is a virtual phone number that uses the existing phone lines to route incoming calls. Callers can connect to a phone extension directly without an operator. This offers convenience for both employees and callers alike. DID offers a cost saving on its own and is less expensive when purchased with a SIP trunk.

Gateway
In the telephony context this is typically a separate unit with its own case and power supply that provides VoIP-to-PSTN services for a VoIP network. Almost all gateway devices use SIP interfaces to the VoIP system over Ethernet and have analog or digital telephony interfaces that connect to the PSTN. VoIP gateways are available from many manufacturers including Audiocodes, Cisco, Grandstream, Patton Electronics and many others.

ISDN
Integrated Services Digital Network (“ISDN”) is a set of communications standards for simultaneous digital transmission of voice, video, data, and other network services over the traditional circuits of the public switched telephone network. Of the many variations of ISDN, Sangoma supports BRI (Basic Rate Interface) which is essentially an all-digital replacement for ordinary analog lines and PRI (Primary Rate Interface) which is used over T1 and E1 lines. BRI is very popular outside of North America. PRI is used worldwide.

IoT
Internet of Things (“IoT”) refers to a system of interrelated, internet-connected objects that are able to collect and transfer data over a wireless network without human intervention.

IP
The Internet Protocol (“IP”) is the primary protocol in the internet layer of the Internet protocol suite, and delivers data packets from the source host to the destination host solely based on the IP address.

ISP
Internet Service Provider

ITSP
Internet Telephony Service Provider who offer telecommunications service including voice over internet type connections.

IVR
Interactive Voice Response: IVR systems use the phone to navigate a menu, for example those used by banks to allow access to customer’s account information. IVR systems have typically been driven by dial tones as the buttons on your phone are pressed, but increasingly they are using voice recognition for navigation.

Open Source
Open Source software is distributed free subject to certain conditions. Open Source licenses usually stipulate that source code must always be distributed or made available, and any improvements in the code have to be donated back to the community. It is possible to have dual licensing: Open Source to the community and also a closed, commercial license of the same or similar software.

NetBorder
This is the trade name of a Sangoma SIP to PSTN gateway product. It includes several other functions in addition to the PSTN gateway function. The mass marketed version is known as NetBorder Express or NBE.
PBX
Private branch exchange. A PBX is a premised basis device to deliver calls from the PSTN or VOIP network to phones in a single or multiple locations.

PSTN
Public Switched Telephone Network: This is the standard telephone network that has been in operation for many decades. A telephone or FAX or PBX or other telephony device is generally connected to an analog line at a wall plug, which is connected by “last mile” cabling to the central office. The analog signal from the device is converted to a digital signal at the Telco central office and is multiplexed, 24 simultaneous voice channels per line (in North America) onto a T1 for onward transmission. At the other end of the line the digital channel is reconverted to analog for transmission over the “last mile” to the receiving phone or other device.

SBC
A Session Border Controller (“SBC”) is a device deployed in Voice over Internet Protocol (“VoIP”) networks to exert control over the signaling and usually also the media streams involved in setting up, conducting, and tearing down telephone calls or other interactive media communications. SBCs are deployed as demarcation points between enterprises and service providers and between service provider networks.

SD-WAN
A Software-defined Wide Area Network (“SD-WAN”) uses software to control and manage connectivity across a customers wide area network. While traditional wide area networks rely on physical routers to connect remote users, this centralized software solution can help customers monitor their performance of the network and manage traffic.

Signaling
Call setup and tear down is remarkably complicated, involving such things as responding to the different tones as well as generating them, caller identification, and handling the different features like hook-flash and voicemail properly. There are different signaling mechanisms for different types of circuits. Analog circuits use tones such as out-of-order, busy, ringing as well as the dialing tones. T1 lines often use a data protocol called ISDN PRI, where packets of control data are exchanged on a separate data channel. ISDN PRI is a simplification of the general signaling protocol used internally by the telecommunications networks known as SS7. In all cases, signaling must be exactly compatible with what the Telco expects, so interoperability and standards are important.

SIP

Session Initiation Protocol: SIP is the emerging standard signaling protocol for VoIP, though it has much broader applications. SIP is responsible for setting up and teardown of two party and multiparty calls, as well as a host of management features. To a great and increasing extent, VoIP calls are SIP based. The term SIP Trunk is used to describe the provision of a SIP line to an end customer.

T1, E1
A T1 line is a circuit that simultaneously carries 24 digital telephone calls. At higher densities, 28 T1s are aggregated into a T3 line carrying 672 calls. Larger offices can also connect to the central office via T1 directly, so as to have only one circuit for up to 24 calls. T1 is standard in North America and Japan while E1 is the standard in the rest of the world. E1 carries 30 channels of digitized voice per line.

TDM
Time Division Multiplexing (“TDM”) is used in circuit switched networks to increase the number of calls carried simultaneously on any one circuit and formed the basis for the digital telephony networks.

TSD
A Technology Services Distributor (TSD) is a company that connects technology vendors and selling partners, and provides technology service solutions to IT sales agents. TSDs are also known as "master agents" or "telecom agents or brokers". TSDs play a key role in the technology advisory channel, and offer many benefits, including: quick access to solutions, generating sales volume, collecting commissions, industry experience and business solutions, enablement training, and marketing activities.

Unified Communications
Unified communications is a concept in which voice, email, messaging, video, and any other type of communication are all considered forms of data that can be combined, manipulated, and used in intelligent applications seamlessly.

VoIP
Voice over IP is the transfer of voice traffic over the Internet Protocol. IP is used universally for all networking, including local area networks and private networks, not just the Internet. VoIP is not necessarily voice over the Internet, but voice over general data networks.